UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number:
001-37482

Kraft Heinz Union Savings Plan
(Full title of the plan)

THE KRAFT HEINZ COMPANY
One PPG Place
Pittsburgh, Pennsylvania 15222

(Name of issuer of the securities held pursuant to the plan
and address of its principal executive offices)

1

KRAFT HEINZ UNION SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2019 and 2018	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year) as of December 31, 2019	13

Signatures	14

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Employee Benefits Administration Board of The Kraft Heinz Company and
the Participants of the Kraft Heinz Union Savings Plan
Pittsburgh, Pennsylvania

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Kraft Heinz Union Savings Plan (the "Plan") as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP
Crowe LLP
We have served as the Plan's auditor since 2017.

Oak Brook, Illinois
June 22, 2020

KRAFT HEINZ UNION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
at December 31, 2019 and 2018
(in thousands)

	December 31,
	2019	2018
Investments:
Investment in Master Trust, at fair value (Notes 6 and 7)	$249,754	$226,953
Investment in Master Trust, at contract value (Notes 6 and 7)	62,045	64,782
Total investments	311,799	291,735
Receivables:
Notes receivable from participants	8,115	8,576
Employer contribution receivable	736	821
Total receivables	8,851	9,397
Total assets	320,650	301,132

Liabilities:
Accrued administrative expenses	2	5
Total liabilities	2	5

Net assets available for benefits	$320,648	301,127
The accompanying notes are an integral part of these financial statements.

KRAFT HEINZ UNION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2019
(in thousands)

2019
Additions to net assets attributed to:
Net appreciation from Master Trust (Notes 6 and 7)	$35,259
Interest and dividends from Master Trust (Notes 6 and 7)	2,873
Participant contributions	12,860
Rollover contributions	372
Employer contributions	7,019
Interest from notes receivable from participants	389
Total additions	58,772
Deductions from net assets attributed to:
Distributions and withdrawals	38,534
General and administrative expenses	352
Total deductions	38,886
Increase in net assets available for benefits before transfers	19,886

Transfer to Kraft Heinz Savings Plan	(365)
Increase in net assets available for benefits after transfers	19,521
Net assets available for benefits:
Beginning of year	301,127
End of year	$320,648
The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

(1) PLAN DESCRIPTION:
General
The Kraft Heinz Union Savings Plan (the “Plan”) is a defined contribution plan covering eligible hourly employees actively employed by The Kraft Heinz Company (the “Company” or “Kraft Heinz”). Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the U.S. Internal Revenue Code of 1986, as amended (the “Code”). The following description of the Plan provides only general information.
Kraft Heinz Foods Company (“Kraft Heinz Foods”), a wholly-owned subsidiary of the Company, is the sponsor of the Plan, and the Employee Benefits Administration Board of the Company (“EBAB”) is responsible for the day-to-day administration and investment operations of the Plan. EBAB is responsible for selecting the investment options in which participants elect to invest their Plan accounts, appointing investment managers to manage one or more of the investment options, and monitoring the performance of the investment options. The Plan also vests EBAB with authority to control and manage the non-investment operations of the Plan.
Throughout the year, employees transfer to various departments within the Company, which may result in the employee becoming eligible or, if he or she was already participating in the Plan, ineligible, to participate in the Plan. The provisions of the plans sponsored by the Company (including the Plan) provide that when an employee becomes ineligible for his or her current plan and eligible for a different plan due to a transfer, the employee’s account balance in that plan will follow him or her and transfer to the plan for which the employee is now eligible. This may result in a transfer to or from the Plan. This is shown as a “Transfer to Kraft Heinz Savings Plan” on the statement of changes in net assets available for benefits.
Master Trust
Assets of the Plan are co-invested with the assets of other defined contribution plans sponsored by Kraft Heinz Foods in a commingled investment fund known as the Kraft Heinz Defined Contribution Master Trust (the “Master Trust”) for which Fidelity Management Trust Company (the “Trustee”) serves as the trustee. At December 31, 2019 and December 31, 2018, the other defined contribution plans in the Master Trust included the Savings Plan for Puerto Rico Employees of Kraft Foods Group, Inc. and the Kraft Heinz Savings Plan.
Eligibility
Employees of the Company who are represented by designated collective bargaining units are eligible to participate in the Plan. Participants should refer to the Plan document for a description of the Plan’s service requirements. Employees are not eligible to participate in the Plan unless they are employed by Kraft Heinz Foods or an affiliate that has adopted the Plan and are covered by a collective bargaining agreement that provides for participation in the Plan.
Participant Contributions
The benefits offered under the Plan may vary, depending upon the job location of the employee and the collective bargaining unit of which he or she is a member. Eligible employees can make tax-deferred, Roth 401(k), and/or (for some eligible groups) after-tax contributions, or a combination thereof (“Participant Contributions”). The total of Participant Contributions may not exceed the percentage of compensation that is set forth in the Plan document or an applicable collective bargaining agreement.
The aggregate contributions made by participants may not exceed contribution limitations set forth in the Code. Tax-deferred and Roth 401(k) contributions by any participant under the Plan and any other qualified cash or deferred arrangement were limited to $19,000 ($24,500 if over age 50 by year-end) in 2019.
Automatic Enrollment
Certain eligible employees are covered by a collective bargaining agreement in which an automatic contribution rate has been negotiated. These contributions are invested in the Plan’s default investment option unless the employee makes a different investment election. The default investment option is a BlackRock LifePath Index Target Date Fund that corresponds with the year the participant will reach age 65. Employees may opt out of the automatic enrollment, stop contributions, modify their contribution rate or type, or change their investment elections at any time. Participants may also elect to have their deferral contributions automatically increased

NOTES TO THE FINANCIAL STATEMENTS

each year by a percentage and at a time of their choosing, up to a maximum of the Plan or Code limits.
Employer Contributions
Some eligible employees who make Participant Contributions are eligible to receive matching contributions from the Company (“Kraft Heinz Matching Contributions”). Kraft Heinz Matching Contributions are based on the amount of each participant’s contributions to the Plan, subject to certain limitations under the Code. The amount of Kraft Heinz Matching Contributions is negotiated with each collective bargaining unit representing eligible employees. The amount of such contributions differs by work location.
Eligible employees at certain locations automatically receive a non-elective contribution equal to 3% of the employee’s eligible pay. Eligible employees at certain locations automatically receive an age-related contribution equal to a percentage of their eligible pay. The age-related contributions range from a rate of 2% for participants who are less than 30 years old to a rate of 8.5% for participants who are 65 years old and over.
Additionally, the Company may, but is not required to, contribute for each Plan year an additional supplemental amount for certain groups of participants. The supplemental contribution for each group is allocated to the supplemental contribution accounts of all eligible participants in that group on a pro-rata basis according to the ratio of each participant’s earnings for the plan year to the total earnings of all participants in that group for the plan year. Supplemental contributions are reflected in the Plan financial statements in the year in which EBAB approves them. There were no supplemental contributions made during 2019.
Participant Accounts
The participants’ accounts are credited with Participant Contributions, Kraft Heinz Matching Contributions, non-elective contribution, age-related contributions, and/or supplemental contributions, as applicable, and Plan earnings, and charged with benefit payments, allocation of Plan losses and administrative expenses, as applicable. Each participant has the right to direct the investment of his or her account to any of the investment options available under the Plan. Alternatively, a participant can elect to have Fidelity Portfolio Advisory Service direct the investment of his or her account.
The Kraft Heinz Matching Contributions, non-elective contribution, age-related contributions and supplemental contributions are based on participants’ eligible earnings while each participant’s investment earnings are determined by the results of the underlying investments selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Employee Stock Ownership Plan
The employee stock ownership plan (“ESOP”) portion of the Plan permits participants who have an investment in the Kraft Heinz stock fund, to elect, no later than the business day immediately preceding an ex-dividend date with respect to a cash dividend payable on shares of Kraft Heinz common stock, to have the portion of the dividend that qualifies as a dividend for U.S. federal income tax purposes paid to them in cash or have the dividend reinvested in additional units of the Kraft Heinz stock fund.
The Company’s Form S-8 registration statements were suspended beginning April 30, 2019 and ending August 14, 2019. As a result, Plan participants were prohibited from acquiring beneficial ownership of additional interests in the Kraft Heinz stock fund for that duration.
Voting Rights for Employer Stock
Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. Participant votes are tabulated by the transfer agent and communicated to the Trustee. The Trustee generally is required to vote any allocated shares for which instructions have not been given by a participant in the same proportion for which the Trustee received participant direction.
Vesting
The portion of a participant’s account that includes Participant Contributions, rollover contributions, dividends paid on the Kraft Heinz stock fund, and related earnings, is fully vested at all times.

NOTES TO THE FINANCIAL STATEMENTS

In 2016, the Kraft Foods Group, Inc. TIP Plan (“the (legacy) TIP Plan”) merged with the Plan. Company contributions made to certain participants in the (legacy) TIP Plan for periods prior to May 1, 2012 are fully vested. Otherwise, a participant who is designated by the Company as part of a bargaining unit previously part of Kraft Foods Group, Inc. will vest in the Kraft Heinz Matching Contributions account and non-elective contributions account based on the participant’s years of vesting service in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 2	—%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%
A participant who is designated by the Company as part of a bargaining unit previously part of H.J. Heinz Company (“Heinz”) generally will vest in the Kraft Heinz Matching Contributions account, non-elective contributions account, age-related contributions account and supplemental contributions account (if any) after three years of service.
However, regardless of a participant’s years of service, a participant will become 100% vested in his or her Kraft Heinz Matching Contributions account, non-elective contributions account, age-related contributions account and supplemental contributions account, as applicable, if the participant reaches age 65 while employed by the Company, or if the participant terminates employment with the Company after the beginning of the year in which he or she reaches age 55, due to disability or death, or due to an applicable company-designated job elimination, plant shutdown or closing of a unit, permanent layoff in connection with a reduction in force, or sale or other disposition of all or a portion of a business or product line to a purchaser, transferee, or acquirer.
Withdrawals and Distributions
A participant who is designated by the Company as part of a bargaining unit previously part of Heinz may withdraw after-tax (excluding Roth 401(k)) and rollover contributions, plus related earnings at any time. Certain sub-accounts transferred to the Plan from the (legacy) TIP Plan also are available for withdrawal at any time.
Participant Contributions and rollover contributions not described above, and related earnings, are not eligible for withdrawal until the Participant reaches age 59½ or terminates employment, unless the participant qualifies for a hardship withdrawal or becomes disabled, as defined in the Plan. Kraft Heinz Matching Contributions and non-elective, age-related and supplemental contributions, and related earnings, are not eligible for withdrawal until the Participant reaches age 59½ or terminates employment, unless the participant becomes disabled, as defined in the Plan. Certain participants who are designated by the Company as part of a bargaining unit previously part of Heinz are not eligible for in-service withdrawals of Company contributions at any age.
If a participant qualifies for a hardship withdrawal, he or she can withdraw from their tax-deferred or Roth 401(k) account (including catch-up contributions), but not from earnings credited to those accounts after December 31, 1988, or from after-tax and rollover accounts (including related earnings) that are not otherwise eligible for withdrawal. All other funds that are eligible for distribution must be withdrawn first before the participant can withdraw from his or her tax-deferred or Roth 401(k) accounts. All withdrawals other than hardship withdrawals are generally limited to two per year.
Forfeitures
If a participant terminates employment, any non-vested Kraft Heinz contributions are forfeited when the participant has a five-year break in service, or, if earlier, when the participant receives a distribution of his or her entire vested balance. The forfeited amounts are restored if the participant is rehired before incurring a five-year break in service and repays the full amount of any earlier distribution. Benefits also may be forfeited if EBAB is unable to locate a participant, after following its missing participant search procedures, subject to reinstatement if the participant is located or a beneficiary makes a valid claim for the benefit. Forfeitures may be used to restore forfeited amounts to other participants, offset Kraft Heinz Matching Contributions and other Company contributions, and pay certain expenses.
Notes Receivable from Participants

NOTES TO THE FINANCIAL STATEMENTS

Actively employed participants may request a loan from their accounts. The minimum loan is $1,000, and the maximum is 50% of the vested value of the participant’s account, or, if less, $50,000 reduced by the participant’s highest outstanding loan balance in the preceding twelve months. Participants are charged a $50 loan processing fee. The interest rate is set based on the Reuters prime rate in effect on the last day of the month before the loan is issued plus 1%. Subject to exceptions for participant loans of plans that were merged into the Plan, participants may not have more than one outstanding loan at a time.
Outstanding loans, which are secured by the participant’s interest in the Plan, are repaid through payroll deductions, subject to rules permitting prepayment. Loans may have a repayment term of up to five years (fifteen years for primary residence loans).
Plan Termination
Kraft Heinz Foods reserves the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, reduce or suspend Kraft Heinz Matching Contributions, non-elective contributions, age-related contributions and/or supplemental contributions to the Plan or terminate the Plan. Such actions may be taken at any time, with or without notice to participants. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In the event the Plan is terminated or partially terminated (within the meaning of the Code), each affected participant will become fully vested in his or her entire account.
Administrative Expenses
The Plan pays reasonable expenses including record keeping fees, administrative charges, professional fees, trustee fees, and brokerage fees, commissions, expenses incident to the income or assets of the Master Trust or the purchase or sale of securities by the trustee from the assets of the Master Trust unless paid by the Company. The Company did not pay administrative expenses during 2019.
(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Basis of Accounting
The accompanying financial statements are presented on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosure. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan holds an interest in the assets of the Master Trust, which is reported at fair value with the exception of fully benefit-responsive investment contracts, which are presented at contract value. Net assets and investment income are allocated to the individual plans based upon their interests in each of the underlying participant-directed investments. The Plan’s investments in the Master Trust consist of various mutual funds, collective trusts, and common stock presented at fair value. Valuation methodologies for each type of investment are discussed within Note 7 - Fair Value Measurements.
The Plan’s investments in the Master Trust also consist of synthetic guaranteed investment contracts (“GIC”). An investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made to the contract, plus earnings, less participant withdrawals and administrative expenses. GICs are fully benefit-responsive investment contracts that are included at contract value in the investments of the Plan and in the statements of net assets available for benefits.
Purchases and sales of investments are reflected on a trade-date basis. In accordance with the policy of stating investments at fair value, the net appreciation / (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation / (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

NOTES TO THE FINANCIAL STATEMENTS

Recent Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2017-06 Defined Contribution Pension Plans (Topic 962): Employee Benefit Plan Master Trust Reporting. For each master trust in which a plan holds an interest, this ASU requires that a plan’s interest in that master trust and any change in that interest be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. The ASU also requires disclosure of the master trust’s other assets and liabilities on a gross basis and the dollar amount of the plan’s interest in each balance. This ASU is effective for fiscal years beginning after December 15, 2018. A reporting entity should apply amendments retrospectively to each period for which financial statements are presented. The Plan has adopted this ASU as of December 31, 2019.
Risks and Uncertainties
The Plan and the Master Trust provide for various investment options. Investments, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that changes in the values of investments will occur in the near term and that these changes could materially affect participants’ account balances and the amounts reported in the financial statements. In December 2019, an outbreak of illness caused by a novel coronavirus called COVID-19 was identified in Wuhan, China. On January 31, 2020, the United States declared a public health emergency related to the novel coronavirus and on March 11, 2020, the World Health Organization declared that the spread of the novel coronavirus qualified as a global pandemic. In an attempt to minimize transmission of COVID-19, significant social and economic restrictions have been imposed in the United States and abroad. These restrictions, while necessary and important for public health, have negative implications for the U.S. and global economy. Consequently, the market volatility resulting from these restrictions and other concerns related to the COVID-19 pandemic have adversely impacted the Plan’s investment portfolio subsequent to the date of the financial statements reported herein. As the COVID-19 situation is unprecedented and ever evolving, future events and effects related to the illness cannot be determined with precision and therefore the extent of the adverse impact on the participants’ account balances cannot be predicted at this time.
Benefits Paid
Benefit payments to participants are recorded upon distribution.
Notes Receivable from Participants
Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions, and the notes are collateralized by the participants’ account balances.
(3) RELATED PARTY TRANSACTIONS:
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.
EBAB is not aware of any non-exempt transactions between the Plan and Master Trust and a party-in-interest (as defined by ERISA). The Master Trust had $149.3 million and 4.6 million shares, and $229.8 million and 5.3 million shares at December 31, 2019 and December 31, 2018, respectively, in Kraft Heinz common stock, which such holdings are exempt from the party-in-interest transaction prohibitions of ERISA. The Master Trust recorded dividend income of $4.9 million and net realized losses of $12.8 million from investments in Kraft Heinz common stock for the year ended December 31, 2019.
The Master Trust invests in collective trusts issued by The Northern Trust Company, an investment manager, and managed by its affiliates; collective trusts issued by BlackRock Institutional Trust Company, an investment manager, and managed by its affiliates; collective trusts issued by Loomis Sayles Trust Company, an investment manager, and managed by its affiliates, all of which are also intended to be exempt parties-in-interest transactions. The Master Trust invests in investment contracts, and the fees paid to issuers of the contracts are intended to qualify as exempt parties-in-interest transactions. Notes receivable from participants are also intended to be exempt parties-in-interest transactions.

NOTES TO THE FINANCIAL STATEMENTS

Actual fees paid by the Plan for investment management, recordkeeping, and consulting services also are intended to qualify as exempt parties-in-interest transactions and are included in administrative expenses in the accompanying financial statements.
(4) TAX STATUS:
The Plan (formerly known as H. J. Heinz Company SAVER Plan) obtained its latest determination letter dated May 20, 2014, in which the IRS indicated that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended and restated since receiving the most recent determination letter. The Plan’s administrator believes that the Plan continues to be a “qualified” plan under Section 401(a) of the Code and that the Plan contains a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. EBAB has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and December 31, 2018, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. EBAB believes it is no longer subject to income tax examinations for years prior to 2016.
(5) GUARANTEED INVESTMENT CONTRACTS HELD BY MASTER TRUST:
The Master Trust holds investments in synthetic GICs as part of the Interest Income Fund investment option.
The synthetic GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive investment contracts or wrapper contracts issued by a third party. The portfolio of assets underlying the synthetic GICs includes mortgage-backed securities, U.S. government securities, asset-backed securities, corporate bonds, agency bonds and a short-term investment fund in 2019 and 2018. The contract value of the synthetic GICs was $615.9 million and $628.7 million at December 31, 2019 and December 31, 2018, respectively.
The crediting interest rates for the synthetic GICs are calculated on a monthly basis (or more frequently if necessary) using the contract value and the value, yield and duration of the underlying securities, but cannot be less than zero.
There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each synthetic GIC may be different from each issuer, and can be found in the individual synthetic GIC contracts held by the Plan. Examples of these events include, but are not limited to: the Plan’s failure to qualify under the Code; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the Plan’s administration which decreases employee or employer contributions, including the establishment of a competing plan by the Plan sponsor, the introduction of a competing investment option, or other Plan amendments that have not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from the stable value option; and events resulting in a material and adverse financial impact on the contract issuer, including changes in the Code, laws or regulations.
EBAB does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value with participants, is probable.
Contract issuers are not allowed to terminate any of the above synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay synthetic GIC fees or any other payment due under the contract; and failure to adhere to investment guidelines.

NOTES TO THE FINANCIAL STATEMENTS

(6) MASTER TRUST:
The following table presents the net assets of the Master Trust at December 31:

	(In thousands)
	2019		2018
	Master Trust	Plan’s Interest in Master Trust	Master Trust	Plan’s Interest in Master Trust
Investments at contract value:
Synthetic investment contracts	$615,857	$62,045	$628,719	$64,782
Investments at fair value:
Collective trusts	2,945,069	223,973	2,524,122	192,392
Registered investment companies	180,526	10,740	172,907	11,255
Common stocks	177,987	13,680	253,510	19,832
Cash and short-term investments	15,932	1,537	36,797	3,635
Total investments at fair value	3,319,514	249,930	2,987,336	227,114
Total investments	3,935,371	311,975	3,616,055	291,896
Receivables:
Pending trades and other	1,624	132	1,430	89
Total assets	3,936,995	312,107	3,617,485	291,985
Liabilities:
Pending trades and other	(3,166)	(308)	(3,044)	(250)
Total liabilities	$(3,166)	$(308)	$(3,044)	$(250)
Net assets	$3,933,829	$311,799	$3,614,441	$291,735
The following is a summary of the investment income (loss) for the Master Trust for the year ended December 31, 2019:

(in thousands)
Interest and dividends	$33,896
Net appreciation in fair value of investments	529,366
Investment income	$563,262
Plan’s interest therein	$38,132
(7) FAIR VALUE MEASUREMENTS:
Investments of the Master Trust are reported at fair value with the exception of fully benefit-responsive investment contracts, which are presented at contract value. The Plan’s interest in the Master Trust is reported at estimated fair value based upon the fair values of the underlying investments held within the Master Trust with the exception of fully benefit-responsive investment contracts, which are presented at contract value. The guidance establishes a fair value hierarchy which requires the Plan and the Master Trust to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan and the Master Trust have the ability to access as of the measurement date.
Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Plan’s and the Master Trust’s own assumptions about the

NOTES TO THE FINANCIAL STATEMENTS

assumptions that market participants would use in pricing an asset or liability.
In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period.
The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held as underlying investments of the Master Trust.
Common Stocks: Equities are valued using quoted market prices. Securities listed on national and international exchanges are principally valued at the regular trading session closing price on the exchange or market in which these securities are principally traded on the last business day of each period presented (Level 1 inputs).
Registered Investment Companies: The fair value of the registered investment companies is determined by obtaining a quoted price on a nationally recognized security exchange (Level 1 input).
Collective Trusts: The fair values of participation units held in collective trusts are based on their net asset values, as reported by the managers of the collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of, or close to, the financial statement date. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy. The investment objectives and underlying investments of the collective trusts vary. The investments provide daily redemptions by the Plan with no advance notice requirements, and have redemption prices that are determined by the fund’s net asset value per unit as of the redemption date.
Short-Term Investments: Short-term investments mainly consist of collective trusts and money market mutual funds. The fair value of the collective trusts is based on the net asset value reported by the managers of the collective trusts and supported by the unit prices of actual purchase and sale transactions. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy. The fair value of the money market mutual funds is determined by obtaining a quoted price on a nationally recognized security exchange (Level 1 input). Issuances and redemptions of participant units are made on each business day. Participant units are typically purchased and redeemed at a constant net asset value of $1.00 per unit. In the event that a significant disparity develops between the constant net asset value and the fair value-based net asset value of the fund, the Trustee may determine that continued issuance or redemption at a constant $1.00 per unit net asset value would create inequitable results for the fund’s unit holders. In these circumstances, the Trustee, in its sole discretion and acting on behalf of the fund’s unit holders, may direct that units be issued or redeemed at the fair value-based net asset value until such time as the disparity between the fair value-based and the constant net asset value per unit is deemed to be immaterial. The short-term investments are designed to provide safety of principal, daily liquidity, and a competitive yield by investing in government fixed income and money market instruments.
Assets of the Master Trust that are measured at fair value on a recurring basis as of December 31, 2019 and December 31, 2018 are summarized below:

	Investment Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
	(in thousands)
Registered investment companies	$180,526	$—	$—	$180,526
Common stocks	177,987	—	—	177,987
Short-term investments	4,898	—	—	4,898
Total investment assets in the fair value hierarchy	363,411	—	—	363,411
Investments measured at net asset value (a)				2,956,103
Total investment assets at fair value				$3,319,514

NOTES TO THE FINANCIAL STATEMENTS

	Investment Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
	(in thousands)
Registered investment companies	$172,907	$—	$—	$172,907
Common stocks	253,510	—	—	253,510
Short-term investments	7,223	—	—	7,223
Total investment assets in the fair value hierarchy	433,640	—	—	433,640
Investments measured at net asset value (a)				2,553,696
Total investment assets at fair value				$2,987,336
(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in Note 6.
(8) RECONCILIATION OF PLAN’S FINANCIAL STATEMENTS TO FORM 5500:
The following is a reconciliation of net assets per the financial statements to the Form 5500 as of December 31, 2019 and December 31, 2018:

	(in thousands)
	2019	2018
Net assets available for benefits per the financial statements	$320,648	$301,127
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,298	(393)
Deemed no post default payments	(430)	(507)
Benefit claims payable	(165)	—
Net assets per the Form 5500	$321,351	$300,227
Investment contracts are shown at fair value on the Form 5500.
The following is a reconciliation of the increase in net assets available for benefits before transfers per the financial statements to the net income per the Form 5500 for the year ended December 31, 2019:

(in thousands)
2019
Increase in net assets available for benefits before transfers per the financial statements	$19,886
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,691
Change in deemed no post default payments	77
Change in benefit claims payable	(165)
Net income per the Form 5500	$21,489

Supplemental Schedule

KRAFT HEINZ UNION SAVINGS PLAN
EIN: 25-0542520 PLAN 011
SCHEDULE H, Line 4i -- SCHEDULE OF ASSETS (HELD AT END OF YEAR) as of
December 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Participant Loans	Interest rates ranging from 3.22% to 9.50% as of December 31, 2019; Maturity dates through 10/02/2034	**	$8,115,404
		Total		$8,115,404

*	Denotes a party-in-interest, for which a statutory exemption exists.
**	Cost information is not required for participant-directed investments and therefore has not been included in this schedule.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board of The Kraft Heinz Company, having administrative responsibility of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

KRAFT HEINZ UNION SAVINGS PLAN
(Name of Plan)

By
/s/ Shirley Weinstein
Shirley Weinstein
Head of Global Rewards
The Kraft Heinz Company
Date: June 22, 2020